Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-224523

Pricing Supplement
(To Prospectus dated June 29, 2018

and Series N Prospectus Supplement dated June 29, 2018)

May 31, 2019

$15,000,000

Step Up Callable Notes, due December 5, 2026

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes priced on May 31, 2019.
•	The notes will mature on December 5, 2026. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•	Interest will be paid on June 5 and December 5 of each year, commencing on December 5, 2019, with the final interest payment date occurring on the maturity date.
•	The notes will accrue interest at the following rates per annum during the indicated periods of their term:
o	June 5, 2019 to but excluding June 5, 2025: 3.35%; and
o	June 5, 2025 to but excluding December 5, 2026: 4.20%;
•	We have the right to redeem all, but not less than all, of the notes on June 5, 2020, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 06048WZV5.

Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$15,000,000
Underwriting Discount	0.70%	$ 105,000
Proceeds (before expenses) to BAC	99.30%	$14,895,000

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on June 5, 2019 against payment in immediately available funds.

Series N MTN prospectus supplement dated June 29, 2018 and prospectus dated June 29, 2018

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated June 29, 2018, as supplemented by the Series N prospectus supplement, dated June 29, 2018 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Step Up Callable Notes, due December 5, 2026
• Aggregate Principal Amount Initially Being Issued:	$15,000,000
• Issue Date:	June 5, 2019
• CUSIP No.:	06048WZV5
• Maturity Date:	December 5, 2026
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Semi-annually. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	June 5 and December 5 of each year, beginning on December 5, 2019, with the final interest payment date occurring on the maturity date.
• Interest Rates:	The notes will accrue interest during the following periods at the following rates per annum:
Dates:	Annual Rate:
June 5, 2019 to but excluding June 5, 2025	3.35%
June 5, 2025 to but excluding December 5, 2026	4.20%

• Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on June 5, 2020, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice at least five business days but not more than 60 calendar days before the specified early redemption date.
• Business Days:	If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
• Events of Default and Rights of Acceleration	If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the U.S. Bankruptcy Code, to the original public offering price of the notes.
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Listing:	None

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

As a result of the completion of the reorganization of the U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofA Securities, Inc. (“BofAS”).

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any interest payment date on or after June 5, 2020 (other than the maturity date). If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.

Step-up notes present different investment considerations than fixed-rate notes. The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest on the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the redemption risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled interest rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during their term. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated interest rate, which usually is the final step-up rate of interest. You should instead consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other investment alternatives.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 7.5 years, subject to our right to call the notes as set forth in this pricing supplement. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any relating hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, BofAS, will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

Subject to the discussion below concerning FATCA, this discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, subject to the discussion below concerning FATCA, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This discussion does not address the tax consequences applicable to holders subject to section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The notes will be treated as debt instruments for U.S. federal income tax purposes. The notes provide for an initial fixed rate of interest that increases in subsequent periods. In addition, the notes provide us with the right to redeem the notes on June 5, 2020 and on each subsequent interest payment date (other than the maturity date) at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Solely for purposes of computing the yield and maturity of a debt instrument, applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. This assumption is made solely for U.S. federal income tax purposes of determining whether the notes are issued with original issue discount (“OID”) and is not an indication of our intention to call or not to call the notes at any time. The yield on the notes would be minimized if we call the notes on June 5, 2025. Accordingly, solely for purposes of determining the yield and maturity of the notes we are deemed to exercise our right to redeem the notes on such date and the notes should be treated as maturing on that date. Therefore, the notes should not be treated as having been issued with OID. If we do not call the notes on such date, solely for purposes of determining the yield and maturity of the notes, the notes should be deemed to be retired and reissued for an amount equal to their adjusted issue price on that date. This deemed retirement and reissuance should not result in any taxable gain or loss to you. Solely for purposes of determining yield and maturity, the deemed reissued notes should be subject to the rules discussed above. By application of those rules, the deemed reissued notes should be treated as fixed rate debt instruments not bearing OID.

You should consult the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders” as it relates to fixed rate debt instruments not bearing OID in the accompanying prospectus for a description of the consequences to you of the ownership and disposition of the notes.

Upon the sale, exchange, redemption, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID, market discount, de minimis OID, or de minimis market discount previously included in income with respect to the note, and decreased by the amount of any premium previously amortized to reduce interest on the note and the amount of any payment (other than a payment of qualified stated interest) received in respect of the note.

Except as discussed in the prospectus with respect to market discount, gain or loss realized on the sale, exchange, redemption, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity, or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on the schedule to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and prospectus supplement, all in accordance with the provisions of the indenture governing the notes, such notes will be the legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 30, 2018, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the Securities and Exchange Commission on April 30, 2018.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BAC.

SUPPLEMENTAL PLAN OF DISTRIBUTION—Conflicts of interest

Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-18 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Sales Outside of the United States

The notes have not been approved for public sale in any jurisdiction outside of the United States. There has been no registration or filing as to the notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BofA Finance, BAC, BofAS or any other affiliate of BAC to offer the notes in any jurisdiction other than the United States. As such, these notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the notes is being made to residents of:

•	Belize
•	Aruba
•	Botswana
•	Belgium
•	Malaysia
•	Kazakhstan
•	India
•	Russia

You are urged to carefully review the Selling Restrictions that may be applicable to your jurisdiction beginning on page S-18 of the accompanying prospectus supplement.

None of this pricing supplement, the accompanying prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors. Neither BAC nor the selling agent have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.